SMIC 65-nm Technology Successfully Moves to Volume Production

Shanghai  [2010-08-03]

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 981), a world leading semiconductor foundry and the most advanced in Mainland China, announced today that its Low Leakage 65-nanometer (nm) technology, implemented at SMIC’s 300mm facility in Beijing, has successfully moved to Volume Production Stage. The 65-nm accumulative wafer shipment has achieved over 10,000 pieces since its mass production began in Q3 2009.

With more than ten customer -both FOT (Foundry Owned-Tooling) and COT (Customer Owned-Tooling) — in development and production, SMIC’s 65-nm logic technology provides higher levels of integration and performance improvement with low power consumption and significantly smaller size. Currently engaged applications include Wi-Fi, Bluetooth, HDTV, AV-decoder, TD-SCDMA chips, and application processors. The 65-nm process is supported by SMIC’s design services group which adheres to a rigid design methodology, featuring DFM-compliant products and services. In addition to SMIC’s in-house IP and library, 3rd party solutions are also available on the 65-nm technology node. The comprehensive IP solution offers customers a number of advantages in flexibility to streamline the design flow, reduce design investment and improve time to market.

The transition from 65-nm to 55-nm technology is also being developed, the 55-nm technology is a 90% linear-shrink process from 65nm including I/O and analog circuits. “SMIC’s 65-nm can take designs at 65-nm and aim it toward the advantages of 55-nm, I’m delighted with the progress of SMIC’s 65/55-nm project team which continues to meet rigorous deadlines,” said Chris Chi, Senior Vice President and Chief Business Officer of SMIC. “Our 65-nm technology provides our leading customers unprecedented opportunities to further consolidate their leadership positions in their respective industries. The significant decrease in size, improvements in power consumption, higher speed, lower leakage enable SMIC clients to bring highly differentiated products to the marketplace.”

SMIC’s 65nm capacity expansion implementation is ongoing to meet increasing customer demand. Currently, SMIC’s 65-nm MPW service is available every other month throughout 2010. Customers who are interested may contact our SMIC sales or our MPW service representative at Jason—Lu@smics.com.

Highlights:
• Comprehensive IP Solution (including robust RF, PDK and DFM and also spice-model are available) makes customization easy and cost-effective.
• I/O options: 1.8V/2.5V/3.3V & Triple Gate Oxide (Core & 2 I/O’s) available. For 2.5V I/O it has the option to overdrive to 3.3 or under-drive to1.8V to meet a broad range of product requirements.
• 65LL and 65G share most of the process steps except that 65G has an SMT module for NMOS performance enhancement.
• 55-nm cost reduction flow is in development, significant improvement is expected to achieve by the end of 2010.
• Metal options: Up to 10 Cu layers
• More than 10 customers in development and production
• MPW prototyping running every other month.
• Higher speed, lower leakage and smaller in size.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45/40nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

SAFE HARBOUR STATEMENTS
(Under the Private Securities Litigation Reform Act of 1995)
This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.
Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Press Contacts:
SMIC Shanghai
Peter Lin
Public Relations
TEL +8621 38610000 ext 12349
Email Peter—LHH@smics.com

SMIC Shanghai
Angela Miao
Public Relations
TEL +8621 38610000 ext 10088
Email Angela—Miao@smics.com